Jeremy D. Franklin Managing Director, Associate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262 T 704.988.4101 jeremy.franklin@nuveen.com

July 18, 2024

Ashley Vroman-Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 146 to Registration Statement on Form N-1A (File Nos. 333-76651, 811-09301)

Dear Ms. Vroman-Lee:

On behalf of the TIAA-CREF Funds (the “Registrant” or the “Trust”), we are hereby responding to comments provided to us telephonically on July 11, 2024 regarding the Prospectus and Statement of Additional Information (“SAI”) for the series of the Registrant (the “Funds”) included in Post-Effective Amendment No. 146, which was filed on May 23, 2024 (the “initial filing”). Set forth below are our responses to your comments on the initial filing. Terms used but not defined herein have the definition included in the Prospectus.

1. For each Fund, there is missing information in the initial filing, including fees, expense examples and performance information. Please include this information in the correspondence filing.

The fees, expense examples and performance information for each Fund are attached as Appendix A hereto.

2. For all Funds with “Floating and Variable Rate Securities Risk” as a principal risk, please include in the principal strategies section disclosure that such Funds may invest in floating and variable rate securities.

The Registrant will add disclosure regarding the fact that a Fund may invest in floating and variable rate securities in the principal strategies section of each Fund that includes “Floating and Variable Rate Securities Risk” as a principal risk, to the extent such Fund does not already include such disclosure.

3. For each Fund that includes “Derivatives Risk” as a principal risk, we note that such risk disclosure does not include the specific derivatives in which a Fund may invest, while the principal strategies section does include such disclosure. Please note in the “Derivatives Risk” section the specific derivatives in which a Fund may invest.

Ashley Vroman-Lee

July 18, 2024

The Registrant will revise the “Derivatives Risk” disclosure for each Fund to note the types of derivatives that are listed in the Fund’s principal strategies. For example, for Nuveen Core Bond Fund, the “Derivatives Risk” will be updated to the following:

Derivatives Risk—The risks associated with investing in derivatives, including futures, options, swaps, forwards, and other fixed-income derivative instruments, and other similar instruments (referred to collectively as “derivatives”) may be different and greater than the risks associated with directly investing in the underlying securities and other instruments, and include leverage risk, market risk, counterparty risk, liquidity risk, operational risk and legal risk. The Fund may use more complex derivatives that might be particularly susceptible to liquidity, credit and counterparty risk. When investing in derivatives, the Fund may lose more than the principal amount invested.

4. For Nuveen Core Impact Bond Fund, Nuveen Short Duration Impact Bond Fund, and Nuveen Green Bond Fund, we note that the terms “impact” and “green” in a Fund’s name require an 80% test that covers the relevant term. Our position is that “impact” and “green” are subject to Rule 35d-1 and therefore require an 80% policy.

The Registrant respectfully declines to amend these Funds’ prospectuses to include an 80% test related to “impact” or “green” in the applicable Fund names at this time. Notwithstanding the response set forth below, the Registrant acknowledges the recent amendments to Rule 35d-1 and is currently evaluating the impact of the amendments on these Funds to determine whether changes to the Fund names and/or 80% policies may be needed on or before December 11, 2025, which is the compliance date for the recent amendments to Rule 35d-1.

Rule 35d-1, as in effect at the time each of these Funds commenced operations, required that a Fund adopt an 80% policy in three situations: (i) when it has a name suggesting investment in certain investments or industries; (ii) when it has a name suggesting investment in certain countries or geographic regions; and (iii) when it has a name suggesting it is exempt from federal income tax or from both federal and state income tax. For that reason, the Nuveen Green Bond Fund, for example, has a policy to invest at least 80% of its assets in bonds, since the Fund’s name suggests that it focuses its investments in bonds.

However, the Registrant does not believe that the term “impact” or “green” is a term that falls under any of the three categories outlined in Rule 35d-1 (as in effect at the time the Funds commenced operations). Neither “impact” nor “green” suggests investment in certain industries, countries or geographic regions or suggest that a Fund is exempt from any tax. The Registrant also does not believe that either term is a term that suggests that a Fund focuses its investments in a particular type of investment or investments. The term “impact” is used to suggest the Fund’s strategy of using environmental, social and governance (“ESG”) criteria, together with TIAA’s proprietary Impact framework, in making its investments. Similarly, “green” is used to suggest the Fund’s strategy of investing in issuers with certain environmental characteristics. Neither the ESG criteria and Impact framework, nor the “green” strategy, require a Fund to invest in a particular type of investment or investments, but rather such terms connote an investment strategy, which does not implicate Rule 35d-1 as currently applicable to the Funds.

Ashley Vroman-Lee

July 18, 2024

5. For the Nuveen Core Impact Bond Fund, Nuveen Short Duration Impact Bond Fund, Nuveen Short Term Bond Fund and Nuveen Short Term Bond Index Fund, each Fund’s principal strategies disclosure notes that the Fund may invest in emerging markets fixed-income securities, but there is no corresponding risk disclosure for emerging markets investments. Please include for each such Fund a corresponding principal risk disclosure.

The Registrant respectfully notes that each Fund, in its “Fixed-Income Foreign Investment Risk,” includes disclosure about the fact that the risks of investing in fixed-income foreign investments “are heightened in emerging or developing markets.” However, the Registrant will additionally add a separate emerging markets risk disclosure for each of these Funds.

6. For the Nuveen Core Bond Fund, Nuveen Core Impact Bond Fund, Nuveen Core Plus Bond Fund, Nuveen Green Bond Fund and Nuveen Short Duration Impact Bond, please disclose a risk for relative value trading in their principal risks, given the reference to each Fund’s use of relative value trading in the Funds’ principal strategies.

As disclosed in each Fund’s principal strategies, the use of relative value trading may increase a Fund’s portfolio turnover rate. Other than the Nuveen Green Bond Fund, each Fund currently discloses the following principal risk related to portfolio turnover:

Portfolio Turnover Risk—Depending on market and other conditions, the Fund may experience high portfolio turnover, which may result in greater transactional expenses, such as brokerage commissions, bid-ask spreads, or dealer mark-ups, and capital gains (which could increase taxes and, consequently, reduce returns).

With respect to the Nuveen Green Bond Fund, its portfolio turnover rate has been relatively low, and the Registrant does not currently anticipate any material increase in the Fund’s portfolio turnover rate.

In addition, each Fund’s principal strategies describe the active nature of the relative value strategy. Each Fund’s principal risk disclosure includes the following principal risk regarding active management:

Active Management Risk—The risk that Advisors’ strategy, investment selection or trading execution may cause the Fund to underperform relative to the benchmark index or mutual funds with similar investment objectives and may not produce expected returns.

The Registrant therefore respectfully submits that the Funds’ current disclosure includes the principal risks of relative value trading, and no additional risk disclosure is necessary.

7. For the Nuveen 5-15 Year Laddered Tax Exempt Bond Fund, we note that the Fund’s principal strategies say it may invest in private activity bonds. Please include any risk disclosure related to investments in such bonds.

Ashley Vroman-Lee

July 18, 2024

The Registrant notes that the current principal strategies disclosure of the Fund includes information regarding the tax treatment of private activity bonds. Otherwise, the Registrant respectfully believes that the principal risks of investing in private activity bonds are included in the Fund’s current principal risks disclosure, including in “State and Municipal Investment Risk,” which discloses the risks of investment in tax-exempt bonds and other municipal securities, and no additional risk disclosure is necessary in the Prospectus. However, the Registrant has revised the disclosure regarding private activity bonds in the “Municipal securities” section of the SAI to the following:

Municipal securities generally are understood to include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, refunding of outstanding obligations, payment of general operating expenses and extensions of loans to public institutions and facilities. Private activity bonds that are issued by or on behalf of public authorities to finance privately operated facilities are considered to be municipal securities if, in the opinion of the issuer’s counsel, the interest paid on them qualifies as excluded from gross income (but not necessarily from alternative minimum taxable income) for federal income tax purposes. Interest on certain “private activity” bonds is subject to federal AMT. Interest from private activity bonds is a tax preference item for the purposes of determining whether a taxpayer is subject to the AMT and the amount of AMT to be paid, if any. Private activity bonds are secured primarily by revenues derived from loan repayments or lease payments due from the entity, which may or may not be guaranteed by a parent company or otherwise secured. Private activity bonds generally are not secured by a pledge of the taxing power of the issuer of such bonds. Therefore, repayment of such bonds generally depends on the revenue of a private entity. The continued ability of an entity to generate sufficient revenues for the payment of principal and interest on such bonds will be affected by many factors, including the size of the entity, its capital structure, demand for its products or services, competition, general economic conditions, government regulation and the entity’s dependence on revenues for the operation of the particular facility being financed.

8. For the Nuveen Green Bond Fund, Nuveen High Yield Fund, Nuveen Inflation Linked Bond Fund, Nuveen Short Duration Impact Bond Fund, Nuveen Short Term Bond Fund, Nuveen Short Term Bond Index Fund and Nuveen Real Estate Securities Select Fund, we note that each Fund’s previous benchmark will no longer qualify as an appropriate broad-based securities market index. Please explain to us what the appropriate broad-based securities market index of each Fund will be.

For each Fund other than the Nuveen Real Estate Securities Select Fund, the appropriate broad-based securities market index will be the Bloomberg U.S. Aggregate Bond Index, and for the Nuveen Real Estate Securities Select Fund, it will be the S&P 500 Index. Please see Appendix A for updated performance tables for each Fund with the new broad-based securities market indexes added.

Ashley Vroman-Lee

July 18, 2024

9. For the Nuveen Money Market Fund, please include risk disclosure regarding investing in money market securities, U.S. Treasury bonds and U.S. Treasury inflation indexed securities.

The Registrant notes that the Fund is a “government money market fund” that invests at least 99.5% of its total assets in cash, U.S. Government securities and/or repurchase agreements that are collateralized fully by cash or U.S. Government securities. The Registrant respectfully believes that the Fund’s principal risks disclose the risks of investing in such securities, including through the current “U.S. Government Securities Risk,” and that no additional risk disclosure is necessary.

10. For the Nuveen Money Market Fund, Nuveen Short Duration Impact Bond Fund and any other Fund focusing on investments in short-term instruments, please include the risk of investing in short-term instruments.

The Registrant will add the following language in the existing “Interest Rate Risk” disclosure in each Fund:

When interest rates change, the values of longer duration fixed-income securities usually change more than the values of shorter duration fixed-income securities. Conversely, fixed-income securities with shorter durations or maturities will be less volatile but may provide lower returns than fixed-income securities with longer durations or maturities.

11. For the Nuveen Real Estate Securities Select Fund, the Fund’s principal risks include risks related to investments in securities of all market capitalizations. Please tie this risk disclosure back to the principal strategies.

The Fund’s principal strategies do not focus on market capitalization, and therefore the market capitalization of the Fund may vary over time. Therefore, the Registrant respectfully believes that the Fund’s current principal strategies disclosure is appropriate.

12. We note that in the disclosure regarding the portfolio management teams required by Item 10(a)(2) of Form N-1A, it discusses how different portfolio managers may have different responsibilities but does not say whether the portfolio managers are jointly responsible for managing a Fund’s investments. Form N-1A requires a registrant to state whether the portfolio managers are jointly responsible, or to alternatively delineate responsibilities.

Item 10(a)(2) of Form N-A does not prescribe specific language to be used in identifying the portfolio managers. The Registrant respectfully believes its current formulation is responsive to Item 10(a)(2) and is the most accurate description of the portfolio managers’ role in managing the Funds.

13. We note that the Funds’ financial highlights are not included. Please include in a subsequent filing.

The Funds’ financial highlights will be included in the Registrant’s filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Ashley Vroman-Lee

July 18, 2024

* * * *

If you have any questions, please do not hesitate to call me at (704) 988-4101.

Very truly yours,

/s/ Jeremy D. Franklin
Jeremy D. Franklin

cc:	John McCann
Managing Director, Managing Associate General Counsel
Rachael Zufall
Managing Director, Associate General Counsel

Ashley Vroman-Lee

July 18, 2024

Appendix A

Nuveen Bond Index Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.75%	0%	0%	0%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%	0%	0%	0%
Redemption or exchange fee	0%	0%	0%	0%	0%	0%
Annual low balance account fee (for accounts under $1,000)	$15.00	0%	0%	0%	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Management fees	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%
Distribution (Rule 12b-1) fees	0.25%	—	0.15%	—	—	—
Other expenses	0.08%	0.11%	0.01%	0.01%	0.26%	0.01%
Total annual Fund operating expenses	0.39%	0.17%	0.22%	0.07%	0.32%	0.07%
Waivers and expense reimbursements[1]	—	—	—	—	—	(0.07)%	[2]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.39%	0.17%	0.22%	0.07%	0.32%	0.00%

[1]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed: (i) 0.44% of average daily net assets for Class A shares; (ii) 0.24% of average daily net assets for Class I shares; (iii) 0.24% of average daily net assets for Premier Class shares; (iv) 0.09% of average daily net assets for Class R6 shares; (v) 0.34% of average daily net assets for Retirement Class shares; and (vi) 0.09% of average daily net assets for Class W shares of the Fund. These expense reimbursement arrangements will continue through at least July 31, 2025, unless changed with approval of the Board of Trustees.
[2]	Teachers Advisors, LLC has contractually agreed to waive and/or reimburse Class W’s Management fees and Other expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses, Trustee expenses and extraordinary expenses) in their entirety. Teachers Advisors, LLC expects these waiver and/or reimbursement arrangements to remain in effect indefinitely, unless changed or terminated with approval of the Board of Trustees.

Ashley Vroman-Lee

July 18, 2024

Expense Example

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
1 year	$413	$17	$23	$7	$33	$0
3 years	$496	$55	$71	$23	$103	$0
5 years	$586	$96	$124	$40	$180	$0
10 years	$849	$217	$280	$90	$406	$0

Performance

ANNUAL TOTAL RETURNS for CLASS R6 Shares (%)†

Nuveen Bond Index Fund

†	The year-to-date return as of the most recent calendar quarter, which ended on June 30, 2024, was -0.53%.

Best quarter: 6.64%, for the quarter ended December 31, 2023. Worst quarter: -5.89%, for the quarter ended March 31, 2022.

Ashley Vroman-Lee

July 18, 2024

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Class R6	9/14/2009
Return before taxes		5.64%	0.95%	1.68%
Return after taxes on distributions		4.36%	–0.10%	0.63%
Return after taxes on distributions and sale of Fund shares		3.31%	0.32%	0.85%
Class I	12/4/2015
Return before taxes		5.53%	0.85%	1.60%#
Premier Class	9/30/2009
Return before taxes		5.48%	0.82%	1.53%
Retirement Class	9/14/2009
Return before taxes		5.48%	0.72%	1.44%
Class A**	9/14/2009
Return before taxes		1.33%	-0.11%	0.98%
Class W	9/28/2018
Return before taxes		5.71%	1.04%	1.73%#
Bloomberg U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)		5.53%	1.10%	1.81%

Current performance of the Fund’s shares may be higher or lower than that shown above.

#	The performance shown for Class I and Class W that is prior to their respective inception dates is based on performance of Class R6. The performance for these periods has not been restated to reflect the actual expenses of Class I and Class W. If these actual expenses had been reflected, the performance of these two classes shown for these periods would have been different because Class I and Class W have different expenses than Class R6.
**	The Class A average annual total returns have been restated to reflect a maximum up-front sales charge of 3.75% applicable to the purchase of Class A shares, which was effective as of May 6, 2024.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect during the periods shown and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(a), 401(k) or 403(b) plans or Individual Retirement Accounts (IRAs). After-tax returns are shown for only one class, and after-tax returns for other classes will vary.

For the Fund’s most current 30-day yield, please call the Fund at 800-842-2252.

Ashley Vroman-Lee

July 18, 2024

Nuveen Core Bond Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.75%	0%	0%	0%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%	0%	0%	0%
Redemption or exchange fee	0%	0%	0%	0%	0%	0%
Annual low balance account fee (for accounts under $1,000)	$15.00	0%	0%	0%	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Management fees	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%
Distribution (Rule 12b-1) fees	0.25%	—	0.15%	—	—	—
Other expenses	0.06%	0.15%	0.01%	0.01%	0.26%	0.01%
Total annual Fund operating expenses	0.59%	0.43%	0.44%	0.29%	0.54%	0.29%
Waivers and expense reimbursements[1]	—	—	—	—	—	(0.29)%	[2]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.59%	0.43%	0.44%	0.29%	0.54%	0.00%

[1]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed: (i) 0.70% of average daily net assets for Class A shares; (ii) 0.50% of average daily net assets for Class I shares; (iii) 0.50% of average daily net assets for Premier Class shares; (iv) 0.35% of average daily net assets for Class R6 shares; (v) 0.60% of average daily net assets for Retirement Class shares; and (vi) 0.35% of average daily net assets for Class W shares of the Fund. These expense reimbursement arrangements will continue through at least July 31, 2025, unless changed with approval of the Board of Trustees.
[2]	Teachers Advisors, LLC has contractually agreed to waive and/or reimburse Class W’s Management fees and Other expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses, Trustee expenses and extraordinary expenses) in their entirety. Teachers Advisors, LLC expects these waiver and/or reimbursement arrangements to remain in effect indefinitely, unless changed or terminated with approval of the Board of Trustees.

Expense Example

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
1 year	$433	$44	$45	$30	$55	$0
3 years	$557	$138	$141	$93	$173	$0
5 years	$692	$241	$246	$163	$302	$0
10 years	$1,085	$542	$555	$368	$677	$0

Ashley Vroman-Lee

July 18, 2024

Performance

ANNUAL TOTAL RETURNS for CLASS R6 Shares (%)†

Nuveen Core Bond Fund

†	The year-to-date return as of the most recent calendar quarter, which ended on June 30, 2024, was 0.37%.

Best quarter: 6.74%, for the quarter ended December 31, 2023. Worst quarter: -5.89%, for the quarter ended March 31, 2022.

Ashley Vroman-Lee

July 18, 2024

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Class R6	7/1/1999
Return before taxes		6.34%	1.51%	2.23%
Return after taxes on distributions		4.65%	0.22%	0.86%
Return after taxes on distributions and sale of Fund shares		3.72%	0.66%	1.14%
Class I	12/4/2015
Return before taxes		6.31%	1.38%	2.15%#
Premier Class	9/30/2009
Return before taxes		6.18%	1.34%	2.06%
Retirement Class	3/31/2006
Return before taxes		6.15%	1.28%	1.98%
Class A**	3/31/2006
Return before taxes		2.12%	0.47%	1.55%
Class W	9/28/2018
Return before taxes		6.65%	1.81%	2.38%#
Bloomberg U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)		5.53%	1.10%	1.81%

Current performance of the Fund’s shares may be higher or lower than that shown above.

#	The performance shown for Class I and Class W that is prior to their respective inception dates is based on performance of Class R6. The performance for these periods has not been restated to reflect the actual expenses of Class I and Class W. If these actual expenses had been reflected, the performance of these two classes shown for these periods would have been different because Class I and Class W have different expenses than Class R6.
**	The Class A average annual total returns have been restated to reflect a maximum up-front sales charge of 3.75% applicable to the purchase of Class A shares, which was effective as of May 6, 2024.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect during the periods shown and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(a), 401(k) or 403(b) plans or Individual Retirement Accounts (IRAs). After-tax returns are shown for only one class, and after-tax returns for other classes will vary.

For the Fund’s most current 30-day yield, please call the Fund at 800-842-2252.

Ashley Vroman-Lee

July 18, 2024

Nuveen Core Impact Bond Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.75%	0%	0%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%	0%	0%
Redemption or exchange fee	0%	0%	0%	0%	0%
Annual low balance account fee (for accounts under $1,000)	$15.00	0%	0%	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class
Management fees	0.33%	0.33%	0.33%	0.33%	0.33%
Distribution (Rule 12b-1) fees	0.25%	—	0.15%	—	—
Other expenses	0.04%	0.10%	0.14%	0.03%	0.28%
Total annual Fund operating expenses	0.62%	0.43%	0.62%	0.36%	0.61%
Waivers and expense reimbursements[1]	—	—	(0.07)%	—	—
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.62%	0.43%	0.55%	0.36%	0.61%

[1]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed: (i) 0.75% of average daily net assets for Class A shares; (ii) 0.55% of average daily net assets for Class I shares; (iii) 0.55% of average daily net assets for Premier Class shares; (iv) 0.40% of average daily net assets for Class R6 shares; and (v) 0.65% of average daily net assets for Retirement Class shares of the Fund. These expense reimbursement arrangements will continue through at least July 31, 2025, unless changed with approval of the Board of Trustees.

Expense Example

	Class A	Class I	Premier Class	Class R6	Retirement Class
1 year	$436	$44	$56	$37	$62
3 years	$566	$138	$191	$116	$195
5 years	$708	$241	$339	$202	$340
10 years	$1,120	$542	$768	$456	$762

Ashley Vroman-Lee

July 18, 2024

Performance

ANNUAL TOTAL RETURNS for CLASS R6 Shares (%)†

Nuveen Core Impact Bond Fund

†	The year-to-date return as of the most recent calendar quarter, which ended on June 30, 2024, was 0.38%.

Best quarter: 6.51%, for the quarter ended December 31, 2023. Worst quarter: -5.99%, for the quarter ended March 31, 2022.

Ashley Vroman-Lee

July 18, 2024

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Class R6	9/21/2012
Return before taxes		6.04%	1.06%	2.30%
Return after taxes on distributions		4.39%	–0.23%	1.02%
Return after taxes on distributions and sale of Fund shares		3.54%	0.32%	1.24%
Class I	12/4/2015
Return before taxes		6.08%	0.99%	2.24%#
Premier Class	9/21/2012
Return before taxes		5.97%	0.89%	2.15%
Retirement Class	9/21/2012
Return before taxes		5.89%	0.83%	2.06%
Class A**	9/21/2012
Return before taxes		1.95%	0.03%	1.64%
Bloomberg U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)		5.53%	1.10%	1.81%

Current performance of the Fund’s shares may be higher or lower than that shown above.

#	The performance shown for Class I that is prior to its inception date is based on performance of Class R6. The performance for these periods has not been restated to reflect the actual expenses of Class I. If these actual expenses had been reflected, the performance of Class I shown for these periods would have been different because Class I has different expenses than Class R6.
**	The Class A average annual total returns have been restated to reflect a maximum up-front sales charge of 3.75% applicable to the purchase of Class A shares, which was effective as of May 6, 2024.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect during the periods shown and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(a), 401(k) or 403(b) plans or Individual Retirement Accounts (IRAs). After-tax returns are shown for only one class, and after-tax returns for other classes will vary.

For the Fund’s most current 30-day yield, please call the Fund at 800-842-2252.

Ashley Vroman-Lee

July 18, 2024

Nuveen Core Plus Bond Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.75%	0%	0%	0%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%	0%	0%	0%
Redemption or exchange fee	0%	0%	0%	0%	0%	0%
Annual low balance account fee (for accounts under $1,000)	$15.00	0%	0%	0%	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Management fees	0.29%	0.29%	0.29%	0.29%	0.29%	0.29%
Distribution (Rule 12b-1) fees	0.25%	—	0.15%	—	—	—
Other expenses	0.09%	0.10%	0.01%	0.01%	0.26%	0.01%
Total annual Fund operating expenses	0.63%	0.39%	0.45%	0.30%	0.55%	0.30%
Waivers and expense reimbursements[1]	—	—	—	—	—	(0.30)%	[2]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.63%	0.39%	0.45%	0.30%	0.55%	0.00%

[1]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed: (i) 0.70% of average daily net assets for Class A shares; (ii) 0.50% of average daily net assets for Class I shares; (iii) 0.50% of average daily net assets for Premier Class shares; (iv) 0.35% of average daily net assets for Class R6 shares; (v) 0.60% of average daily net assets for Retirement Class shares; and (vi) 0.35% of average daily net assets for Class W shares of the Fund. These expense reimbursement arrangements will continue through at least July 31, 2025, unless changed with approval of the Board of Trustees.
[2]	Teachers Advisors, LLC has contractually agreed to waive and/or reimburse Class W’s Management fees and Other expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses, Trustee expenses and extraordinary expenses) in their entirety. Teachers Advisors, LLC expects these waiver and/or reimbursement arrangements to remain in effect indefinitely, unless changed or terminated with approval of the Board of Trustees.

Expense Example

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
1 year	$437	$40	$46	$31	$56	$0
3 years	$569	$125	$144	$97	$176	$0
5 years	$713	$219	$252	$169	$307	$0
10 years	$1,132	$493	$567	$381	$689	$0

Ashley Vroman-Lee

July 18, 2024

Performance

ANNUAL TOTAL RETURNS for CLASS R6 Shares (%)†

Nuveen Core Plus Bond Fund

†	The year-to-date return as of the most recent calendar quarter, which ended on June 30, 2024, was 0.54%.

Best quarter: 6.78%, for the quarter ended December 31, 2023. Worst quarter: -6.25%, for the quarter ended June 30, 2022.

Ashley Vroman-Lee

July 18, 2024

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Class R6	3/31/2006
Return before taxes		7.03%	1.80%	2.45%
Return after taxes on distributions		5.19%	0.38%	0.94%
Return after taxes on distributions and sale of Fund shares		4.12%	0.83%	1.24%
Class I	12/4/2015
Return before taxes		6.83%	1.70%	2.38%#
Premier Class	9/30/2009
Return before taxes		6.76%	1.62%	2.29%
Retirement Class	3/31/2006
Return before taxes		6.77%	1.52%	2.19%
Class A**	3/31/2006
Return before taxes		2.58%	0.70%	1.73%
Class W	9/28/2018
Return before taxes		7.35%	2.10%	2.60%#
Bloomberg U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)		5.53%	1.10%	1.81%

Current performance of the Fund’s shares may be higher or lower than that shown above.

#	The performance shown for Class I and Class W that is prior to their respective inception dates is based on performance of Class R6. The performance for these periods has not been restated to reflect the actual expenses of Class I and Class W. If these actual expenses had been reflected, the performance of these two classes shown for these periods would have been different because Class I and Class W have different expenses than Class R6.
**	The Class A average annual total returns have been restated to reflect a maximum up-front sales charge of 3.75% applicable to the purchase of Class A shares, which was effective as of May 6, 2024.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect during the periods shown and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(a), 401(k) or 403(b) plans or Individual Retirement Accounts (IRAs). After-tax returns are shown for only one class, and after-tax returns for other classes will vary.

For the Fund’s most current 30-day yield, please call the Fund at 800-842-2252.

Ashley Vroman-Lee

July 18, 2024

Nuveen 5–15 Year Laddered Tax Exempt Bond Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class I	Class R6
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.00%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%
Redemption or exchange fee	0%	0%	0%
Annual low balance account fee (for accounts under $1,000)	$15.00	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Class R6
Management fees	0.25%	0.25%	0.25%
Distribution (Rule 12b-1) fees	0.25%	—	—
Other expenses	0.12%	0.19%	0.09%
Total annual Fund operating expenses	0.62%	0.44%	0.34%
Waivers and expense reimbursements[1]	(0.04)%	(0.04)%	(0.04)%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.58%	0.40%	0.30%

[1]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed: (i) 0.65% of average daily net assets for Class A shares; (ii) 0.45% of average daily net assets for Class I shares; and (iii) 0.30% of average daily net assets for Class R6 shares of the Fund. These expense reimbursement arrangements will continue through at least July 31, 2025, unless changed with approval of the Board of Trustees.

Expense Example

	Class A	Class I	Class R6
1 year	$358	$41	$31
3 years	$489	$137	$105
5 years	$632	$242	$187
10 years	$1,047	$551	$427

Ashley Vroman-Lee

July 18, 2024

Performance

ANNUAL TOTAL RETURNS for CLASS R6 Shares (%)†

Nuveen 5–15 Year Laddered Tax Exempt Bond Fund

†	The year-to-date return as of the most recent calendar quarter, which ended on June 30, 2024, was -0.70%.

Best quarter: 6.94%, for the quarter ended December 31, 2023. Worst quarter: -6.78%, for the quarter ended March 31, 2022.

Ashley Vroman-Lee

July 18, 2024

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Class R6	3/31/2006
Return before taxes		6.08%	1.92%	2.45%
Return after taxes on distributions		6.06%	1.84%	2.27%
Return after taxes on distributions and sale of Fund shares		4.63%	2.02%	2.38%
Class I	12/4/2015
Return before taxes		5.98%	1.81%	2.39%#
Class A**	3/31/2006
Return before taxes		2.58%	1.01%	1.85%
Bloomberg Municipal Bond Index (reflects no deductions for fees, expenses or taxes)		6.40%	2.25%	3.03%
Bloomberg 10-Year Municipal Bond Index (reflects no deductions for fees, expenses or taxes)		5.78%	2.57%	3.22%

Current performance of the Fund’s shares may be higher or lower than that shown above.

#	The performance shown for Class I that is prior to its inception date is based on performance of Class R6. The performance for these periods has not been restated to reflect the actual expenses Class I. If these actual expenses had been reflected, the performance of Class I shown for these periods would have been different because Class I has different expenses than Class R6.
**	The Class A average annual total returns have been restated to reflect a maximum up-front sales charge of 3.00% applicable to the purchase of Class A shares, which was effective as of May 6, 2024.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect during the periods shown and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(a), 401(k) or 403(b) plans or Individual Retirement Accounts (IRAs). After-tax returns are shown for only one class, and after-tax returns for other classes will vary.

For the Fund’s most current 30-day yield, please call the Fund at 800-842-2252.

Ashley Vroman-Lee

July 18, 2024

Nuveen Green Bond Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.75%	0%	0%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%	0%	0%
Redemption or exchange fee	0%	0%	0%	0%	0%
Annual low balance account fee (for accounts under $1,000)	$15.00	0%	0%	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class
Management fees	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution (Rule 12b-1) fees	0.25%	—	0.15%	—	—
Other expenses	0.26%	0.29%	0.20%	0.20%	0.45%
Total annual Fund operating expenses	0.91%	0.69%	0.75%	0.60%	0.85%
Waivers and expense reimbursements[1]	(0.15)%	(0.15)%	(0.15)%	(0.15)%	(0.15)%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.76%	0.54%	0.60%	0.45%	0.70%

[1]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed: (i) 0.80% of average daily net assets for Class A shares; (ii) 0.60% of average daily net assets for Class I shares; (iii) 0.60% of average daily net assets for Premier Class shares; (iv) 0.45% of average daily net assets for Class R6 shares; and (v) 0.70% of average daily net assets for Retirement Class shares of the Fund. These expense reimbursement arrangements will continue through at least July 31, 2025, unless changed with approval of the Board of Trustees.

Expense Example

	Class A	Class I	Premier Class	Class R6	Retirement Class
1 year	$450	$55	$61	$46	$72
3 years	$640	$206	$225	$177	$256
5 years	$846	$369	$402	$320	$457
10 years	$1,439	$844	$916	$736	$1,035

Ashley Vroman-Lee

July 18, 2024

Performance

ANNUAL TOTAL RETURNS for CLASS R6 Shares (%)†

Nuveen Green Bond Fund

†	The year-to-date return as of the most recent calendar quarter, which ended on June 30, 2024, was 0.36%.

Best quarter: 7.39%, for the quarter ended June 30, 2020. Worst quarter: -5.75%, for the quarter ended March 31, 2022.

Ashley Vroman-Lee

July 18, 2024

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Since inception
Class R6	11/16/2018
Return before taxes		6.44%	1.72%	1.96%
Return after taxes on distributions		4.70%	0.27%	0.51%
Return after taxes on distributions and sale of Fund shares		3.77%	0.76%	0.94%
Class I	11/16/2018
Return before taxes		6.22%	1.65%	1.89%
Premier Class	11/16/2018
Return before taxes		6.27%	1.58%	1.82%
Retirement Class	11/16/2018
Return before taxes		6.20%	1.56%	1.80%
Class A**	11/16/2018
Return before taxes		2.12%	0.67%	0.92%
Bloomberg U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)		5.53%	1.10%	1.47%†
Bloomberg MSCI U.S. Green Bond Index (reflects no deductions for fees, expenses or taxes)		6.56%	1.68%	2.10%†

Current performance of the Fund’s shares may be higher or lower than that shown above.

†	Performance is calculated from the inception date of Class R6.
**	The Class A average annual total returns have been restated to reflect a maximum up-front sales charge of 3.75% applicable to the purchase of Class A shares, which was effective as of May 6, 2024.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect during the periods shown and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(a), 401(k) or 403(b) plans or Individual Retirement Accounts (IRAs). After-tax returns are shown for only one class, and after-tax returns for other classes will vary.

For the Fund’s most current 30-day yield, please call the Fund at 800-842-2252.

Ashley Vroman-Lee

July 18, 2024

Nuveen High Yield Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.75%	0%	0%	0%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%	0%	0%	0%
Redemption or exchange fee	0%	0%	0%	0%	0%	0%
Annual low balance account fee (for accounts under $1,000)	$15.00	0%	0%	0%	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Management fees	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%
Distribution (Rule 12b-1) fees	0.25%	—	0.15%	—	—	—
Other expenses	0.07%	0.13%	0.02%	0.02%	0.27%	0.02%
Total annual Fund operating expenses	0.67%	0.48%	0.52%	0.37%	0.62%	0.37%
Waivers and expense reimbursements[1]	—	—	—	—	—	(0.37)%	[2]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.67%	0.48%	0.52%	0.37%	0.62%	0.00%

[1]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed: (i) 0.75% of average daily net assets for Class A shares; (ii) 0.55% of average daily net assets for Class I shares; (iii) 0.55% of average daily net assets for Premier Class shares; (iv) 0.40% of average daily net assets for Class R6 shares; (v) 0.65% of average daily net assets for Retirement Class shares; and (vi) 0.40% of average daily net assets for Class W shares of the Fund. These expense reimbursement arrangements will continue through at least July 31, 2025, unless changed with approval of the Board of Trustees.
[2]	Teachers Advisors, LLC has contractually agreed to waive and/or reimburse Class W’s Management fees and Other expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses, Trustee expenses and extraordinary expenses) in their entirety. Teachers Advisors, LLC expects these waiver and/or reimbursement arrangements to remain in effect indefinitely, unless changed or terminated with approval of the Board of Trustees.

Expense Example

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
1 year	$540	$49	$53	$38	$63	$0
3 years	$679	$154	$167	$119	$199	$0
5 years	$830	$269	$291	$208	$346	$0
10 years	$1,270	$604	$653	$468	$774	$0

Ashley Vroman-Lee

July 18, 2024

Performance

ANNUAL TOTAL RETURNS for CLASS R6 Shares (%)†

Nuveen High Yield Fund

†	The year-to-date return as of the most recent calendar quarter, which ended on June 30, 2024, was 2.88%.

Best quarter: 8.59%, for the quarter ended June 30, 2020. Worst quarter: -14.27%, for the quarter ended March 31, 2020.

Ashley Vroman-Lee
July 18, 2024

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Class R6	3/31/2006
Return before taxes		13.02%	4.87%	4.13%
Return after taxes on distributions		10.15%	2.56%	1.72%
Return after taxes on distributions and sale of Fund shares		7.59%	2.74%	2.06%
Class I	12/4/2015
Return before taxes		12.76%	4.76%	4.03%#
Premier Class	9/30/2009
Return before taxes		12.84%	4.72%	3.99%
Retirement Class	3/31/2006
Return before taxes		12.60%	4.61%	3.87%
Class A**	3/31/2006
Return before taxes		7.20%	3.55%	3.34%
Class W	9/28/2018
Return before taxes		13.42%	5.24%	4.32%#
Bloomberg U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)		5.53%	1.10%	1.81%
ICE BofA BB-B U.S. Cash Pay High Yield Constrained Index (reflects no deductions for fees, expenses or taxes)		12.55%	5.19%	4.53%

Current performance of the Fund’s shares may be higher or lower than that shown above.

#	The performance shown for Class I and Class W that is prior to their respective inception dates is based on performance of Class R6. The performance for these periods has not been restated to reflect the actual expenses of Class I and Class W. If these actual expenses had been reflected, the performance of these two classes shown for these periods would have been different because Class I and Class W have different expenses than Class R6.
**	The Class A average annual total returns have been restated to reflect a maximum up-front sales charge of 4.75% applicable to the purchase of Class A shares, which was effective as of May 6, 2024.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect during the periods shown and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(a), 401(k) or 403(b) plans or Individual Retirement Accounts (IRAs). After-tax returns are shown for only one class, and after-tax returns for other classes will vary.

For the Fund’s most current 30-day yield, please call the Fund at 800-842-2252.

Ashley Vroman-Lee
July 18, 2024

Nuveen Inflation Linked Bond Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.75%	0%	0%	0%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%	0%	0%	0%
Redemption or exchange fee	0%	0%	0%	0%	0%	0%
Annual low balance account fee (for accounts under $1,000)	$15.00	0%	0%	0%	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Management fees	0.24%	0.24%	0.24%	0.24%	0.24%	0.24%
Distribution (Rule 12b-1) fees	0.25%	—	0.15%	—	—	—
Other expenses	0.07%	0.12%	0.02%	0.02%	0.27%	0.02%
Total annual Fund operating expenses	0.56%	0.36%	0.41%	0.26%	0.51%	0.26%
Waivers and expense reimbursements[1]	—	—	—	—	—	(0.26)%	[2]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.56%	0.36%	0.41%	0.26%	0.51%	0.00%

[1]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed: (i) 0.65% of average daily net assets for Class A shares; (ii) 0.45% of average daily net assets for Class I shares; (iii) 0.45% of average daily net assets for Premier Class shares; (iv) 0.30% of average daily net assets for Class R6 shares; (v) 0.55% of average daily net assets for Retirement Class shares; and (vi) 0.30% of average daily net assets for Class W shares of the Fund. These expense reimbursement arrangements will continue through at least July 31, 2025, unless changed with approval of the Board of Trustees.
[2]	Teachers Advisors, LLC has contractually agreed to waive and/or reimburse Class W’s Management fees and Other expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses, Trustee expenses and extraordinary expenses) in their entirety. Teachers Advisors, LLC expects these waiver and/or reimbursement arrangements to remain in effect indefinitely, unless changed or terminated with approval of the Board of Trustees.

Expense Example

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
1 year	$430	$37	$42	$27	$52	$0
3 years	$548	$116	$132	$84	$164	$0
5 years	$676	$202	$230	$146	$285	$0
10 years	$1,050	$456	$518	$331	$640	$0

Ashley Vroman-Lee
July 18, 2024

Performance

ANNUAL TOTAL RETURNS for CLASS R6 Shares (%)†

Nuveen Inflation Linked Bond Fund

†	The year-to-date return as of the most recent calendar quarter, which ended on June 30, 2024, was 1.60%.

Best quarter: 3.69%, for the quarter ended June 30, 2014. Worst quarter: -3.80%, for the quarter ended September 30, 2022.

Ashley Vroman-Lee
July 18, 2024

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Class R6	10/1/2002
Return before taxes		4.36%	3.27%	2.29%
Return after taxes on distributions		2.92%	1.60%	1.10%
Return after taxes on distributions and sale of Fund shares		2.56%	1.85%	1.27%
Class I	12/4/2015
Return before taxes		4.14%	3.16%	2.21%#
Premier Class	9/30/2009
Return before taxes		4.18%	3.11%	2.14%
Retirement Class	3/31/2006
Return before taxes		4.05%	3.00%	2.03%
Class A**	10/1/2002
Return before taxes		0.16%	2.17%	1.59%
Class W	9/28/2018
Return before taxes		4.60%	3.51%	2.42%#
Bloomberg U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)		5.53%	1.10%	1.81%
Bloomberg U.S. Treasury Inflation Protected Securities (TIPS) 1-10 Year Index (reflects no deductions for fees, expenses or taxes)		4.36%	3.43%	2.31%

Current performance of the Fund’s shares may be higher or lower than that shown above.

#	The performance shown for Class I and Class W that is prior to their respective inception dates is based on performance of Class R6. The performance for these periods has not been restated to reflect the actual expenses of Class I and Class W. If these actual expenses had been reflected, the performance of these two classes shown for these periods would have been different because Class I and Class W have different expenses than Class R6.
**	The Class A average annual total returns have been restated to reflect a maximum up-front sales charge of 3.75% applicable to the purchase of Class A shares, which was effective as of May 6, 2024.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect during the periods shown and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(a), 401(k) or 403(b) plans or Individual Retirement Accounts (IRAs). After-tax returns are shown for only one class, and after-tax returns for other classes will vary.

For the Fund’s most current 30-day yield, please call the Fund at 800-842-2252.

Ashley Vroman-Lee
July 18, 2024

Nuveen Short Duration Impact Bond Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	2.50%	0%	0%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%	0%	0%
Redemption or exchange fee	0%	0%	0%	0%	0%
Annual low balance account fee (for accounts under $1,000)	$15.00	0%	0%	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I		Premier Class	Class R6	Retirement Class
Management fees	0.30%	0.30%		0.30%	0.30%	0.30%
Distribution (Rule 12b-1) fees	0.25%	—		0.15%	—	—
Other expenses	0.38%	0.45%	[1]	0.35%	0.35%	0.60%
Total annual Fund operating expenses	0.93%	0.75%		0.80%	0.65%	0.90%
Waivers and expense reimbursements[2]	(0.30)%	(0.30)%		(0.30)%	(0.30)%	(0.30)%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.63%	0.45%		0.50%	0.35%	0.60%

[1]	Restated to reflect estimate for the current fiscal year.
[2]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed: (i) 0.70% of average daily net assets for Class A shares; (ii) 0.50% of average daily net assets for Class I shares; (iii) 0.50% of average daily net assets for Premier Class shares; (iv) 0.35% of average daily net assets for Class R6 shares; and (v) 0.60% of average daily net assets for Retirement Class shares of the Fund. These expense reimbursement arrangements will continue through at least July 31, 2025, unless changed with approval of the Board of Trustees.

Expense Example

	Class A	Class I	Premier Class	Class R6	Retirement Class
1 year	$313	$46	$51	$36	$61
3 years	$510	$210	$225	$178	$257
5 years	$723	$387	$415	$332	$469
10 years	$1,338	$902	$962	$782	$1,080

Ashley Vroman-Lee
July 18, 2024

Performance

ANNUAL TOTAL RETURNS FOR CLASS R6 SHARES (%)†

Nuveen Short Duration Impact Bond Fund

†	The year-to-date return as of the most recent calendar quarter, which ended on June 30, 2024, was 2.07%.

Best quarter: 4.56%, for the quarter ended June 30, 2020. Worst quarter: -2.48%, for the quarter ended March 31, 2022.

Ashley Vroman-Lee
July 18, 2024

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Since inception
Class R6	11/16/2018
Return before taxes		5.21%	2.20%	2.20%
Return after taxes on distributions		3.45%	0.98%	0.98%
Return after taxes on distributions and sale of Fund shares		3.05%	1.17%	1.17%
Class I	11/16/2018
Return before taxes		5.31%	2.17%	2.16%
Premier Class	11/16/2018
Return before taxes		5.05%	2.04%	2.04%
Retirement Class	11/16/2018
Return before taxes		4.95%	1.95%	1.95%
Class A**	11/16/2018
Return before taxes		2.34%	1.40%	1.41%
Bloomberg U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)		5.53%	1.10%	1.47%†
Bloomberg U.S. 1-3 Year Government/Credit Bond Index (reflects no deductions for fees, expenses or taxes)		4.61%	1.51%	1.65%†

Current performance of the Fund’s shares may be higher or lower than that shown above.

†	Performance is calculated from the inception date of Class R6.
**	The Class A average annual total returns have been restated to reflect a maximum up-front sales charge of 2.50% applicable to the purchase of Class A shares, which was effective as of May 6, 2024.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect during the periods shown and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(a), 401(k) or 403(b) plans or Individual Retirement Accounts (IRAs). After-tax returns are shown for only one class, and after-tax returns for other classes will vary.

For the Fund’s most current 30-day yield, please call the Fund at 800-842-2252.

Ashley Vroman-Lee

July 18, 2024

Nuveen Short Term Bond Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	2.50%	0%	0%	0%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%	0%	0%	0%
Redemption or exchange fee	0%	0%	0%	0%	0%	0%
Annual low balance account fee (for accounts under $1,000)	$15.00	0%	0%	0%	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Management fees	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution (Rule 12b-1) fees	0.25%	—	0.15%	—	—	—
Other expenses	0.08%	0.11%	0.02%	0.02%	0.27%	0.02%
Total annual Fund operating expenses	0.58%	0.36%	0.42%	0.27%	0.52%	0.27%
Waivers and expense reimbursements[1]	—	—	—	—	—	(0.27)%	[2]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.58%	0.36%	0.42%	0.27%	0.52%	0.00%

[1]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed: (i) 0.65% of average daily net assets for Class A shares; (ii) 0.45% of average daily net assets for Class I shares; (iii) 0.45% of average daily net assets for Premier Class shares; (iv) 0.30% of average daily net assets for Class R6 shares; (v) 0.55% of average daily net assets for Retirement Class shares; and (vi) 0.30% of average daily net assets for Class W shares of the Fund. These expense reimbursement arrangements will continue through at least July 31, 2025, unless changed with approval of the Board of Trustees.
[2]	Teachers Advisors, LLC has contractually agreed to waive and/or reimburse Class W’s Management fees and Other expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses, Trustee expenses and extraordinary expenses) in their entirety. Teachers Advisors, LLC expects these waiver and/or reimbursement arrangements to remain in effect indefinitely, unless changed or terminated with approval of the Board of Trustees.

Expense Example

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
1 year	$308	$37	$43	$28	$53	$0
3 years	$431	$116	$135	$87	$167	$0
5 years	$566	$202	$235	$152	$291	$0
10 years	$958	$456	$530	$343	$653	$0

Ashley Vroman-Lee

July 18, 2024

Performance

ANNUAL TOTAL RETURNS for CLASS R6 Shares (%)†

Nuveen Short Term Bond Fund

†	The year-to-date return as of the most recent calendar quarter, which ended on June 30, 2024, was 2.12%.

Best quarter: 2.88%, for the quarter ended December 31, 2023. Worst quarter: -2.00%, for the quarter ended March 31, 2022.

Ashley Vroman-Lee

July 18, 2024

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Class R6	3/31/2006
Return before taxes		5.41%	2.06%	1.77%
Return after taxes on distributions		3.90%	1.04%	0.87%
Return after taxes on distributions and sale of Fund shares		3.18%	1.14%	0.96%
Class I	12/4/2015
Return before taxes		5.32%	1.97%	1.71%#
Premier Class	9/30/2009
Return before taxes		5.25%	1.90%	1.61%
Retirement Class	3/31/2006
Return before taxes		5.15%	1.80%	1.51%
Class A**	3/31/2006
Return before taxes		2.46%	1.24%	1.20%
Class W	9/28/2018
Return before taxes		5.70%	2.33%	1.91%#
Bloomberg U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)		5.53%	1.10%	1.81%
Bloomberg U.S. 1-3 Year Government/Credit Bond Index (reflects no deductions for fees, expenses or taxes)		4.61%	1.51%	1.27%

Current performance of the Fund’s shares may be higher or lower than that shown above.

#	The performance shown for Class I and Class W that is prior to their respective inception dates is based on performance of Class R6. The performance for these periods has not been restated to reflect the actual expenses of Class I and Class W. If these actual expenses had been reflected, the performance of these two classes shown for these periods would have been different because Class I and Class W have different expenses than Class R6.
**	The Class A average annual total returns have been restated to reflect a maximum up-front sales charge of 2.50% applicable to the purchase of Class A shares, which was effective as of May 6, 2024.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect during the periods shown and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(a), 401(k) or 403(b) plans or Individual Retirement Accounts (IRAs). After-tax returns are shown for only one class, and after-tax returns for other classes will vary.

For the Fund’s most current 30-day yield, please call the Fund at 800-842-2252.

Ashley Vroman-Lee

July 18, 2024

Nuveen Short Term Bond Index Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	2.50%	0%	0%	0%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%	0%	0%	0%
Redemption or exchange fee	0%	0%	0%	0%	0%	0%
Annual low balance account fee (for accounts under $1,000)	$15.00	0%	0%	0%	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Management fees	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Distribution (Rule 12b-1) fees	0.25%	—	0.15%	—	—	—
Other expenses	0.12%	0.15%	0.04%	0.03%	0.28%	0.03%
Total annual Fund operating expenses	0.42%	0.20%	0.24%	0.08%	0.33%	0.08%
Waivers and expense reimbursements[1]	—	—	—	—	—	(0.08)%	[2]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.42%	0.20%	0.24%	0.08%	0.33%	0.00%

[1]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed: (i) 0.45% of average daily net assets for Class A shares; (ii) 0.25% of average daily net assets for Class I shares; (iii) 0.25% of average daily net assets for Premier Class shares; (iv) 0.10% of average daily net assets for Class R6 shares; (v) 0.35% of average daily net assets for Retirement Class shares; and (vi) 0.10% of average daily net assets for Class W shares of the Fund. These expense reimbursement arrangements will continue through at least July 31, 2025, unless changed with approval of the Board of Trustees.
[2]	Teachers Advisors, LLC has contractually agreed to waive and/or reimburse Class W’s Management fees and Other expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses, Trustee expenses and extraordinary expenses) in their entirety. Teachers Advisors, LLC expects these waiver and/or reimbursement arrangements to remain in effect indefinitely, unless changed or terminated with approval of the Board of Trustees.

Expense Example

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
1 year	$292	$20	$25	$8	$34	$0
3 years	$382	$64	$77	$26	$106	$0
5 years	$480	$113	$135	$45	$185	$0
10 years	$767	$255	$306	$103	$418	$0

Ashley Vroman-Lee

July 18, 2024

Performance

ANNUAL TOTAL RETURNS for CLASS R6 Shares (%)†

Nuveen Short Term Bond Index Fund

†	The year-to-date return as of the most recent calendar quarter, which ended on June 30, 2024, was 1.38%.

Best quarter: 2.69%, for the quarter ended December 31, 2023. Worst quarter: -2.47%, for the quarter ended March 31, 2022.

Ashley Vroman-Lee

July 18, 2024

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Since inception
Class R6	8/7/2015
Return before taxes		4.62%	1.44%	1.22%
Return after taxes on distributions		3.24%	0.67%	0.53%
Return after taxes on distributions and sale of Fund shares		2.71%	0.78%	0.64%
Class I	12/4/2015
Return before taxes		4.60%	1.31%	1.11%#
Premier Class	8/7/2015
Return before taxes		4.45%	1.26%	1.05%
Retirement Class	8/7/2015
Return before taxes		4.36%	1.18%	0.97%
Class A**	8/7/2015
Return before taxes		1.80%	0.60%	0.58%
Class W	9/28/2018
Return before taxes		4.70%	1.54%	1.28%#
Bloomberg U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)		5.53%	1.10%	1.38%†
Bloomberg U.S. 1-3 Year Government/Credit Bond Index (reflects no deductions for fees, expenses or taxes)		4.61%	1.51%	1.34%†

Current performance of the Fund’s shares may be higher or lower than that shown above.

#	The performance shown for Class I and Class W that is prior to their respective inception dates is based on performance of Class R6. The performance for these periods has not been restated to reflect the actual expenses of Class I and Class W. If these actual expenses had been reflected, the performance of these two classes shown for these periods would have been different because Class I and Class W have different expenses than Class R6.
†	Performance is calculated from the inception date of Class R6.
**	The Class A average annual total returns have been restated to reflect a maximum up-front sales charge of 2.50% applicable to the purchase of Class A shares, which was effective as of May 6, 2024.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect during the periods shown and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(a), 401(k) or 403(b) plans or Individual Retirement Accounts (IRAs). After-tax returns are shown for only one class, and after-tax returns for other classes will vary.

For the Fund’s most current 30-day yield, please call the Fund at 800-842-2252.

Ashley Vroman-Lee
July 18, 2024

Nuveen Money Market Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	0%	0%	0%	0%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%	0%	0%	0%
Redemption or exchange fee	0%	0%	0%	0%	0%	0%
Annual low balance account fee (for accounts under $1,000)	$15.00	0%	0%	0%	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
Management fees	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%
Distribution (Rule 12b-1) fees	0.25%	—	0.15%	—	—	—
Other expenses	0.12%	0.06%	0.02%	0.02%	0.27%	0.02%	[1]
Total annual Fund operating expenses	0.47%	0.16%	0.27%	0.12%	0.37%	0.12%
Waivers and expense reimbursements[2]	—	—	—	—	—	(0.12)%	[3]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.47%	0.16%	0.27%	0.12%	0.37%	0.00%

[1]	Estimate is for the current fiscal year.
[2]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed: (i) 0.50% of average daily net assets for Class A shares; (ii) 0.30% of average daily net assets for Class I shares; (iii) 0.30% of average daily net assets for Premier Class shares; (iv) 0.15% of average daily net assets for Class R6 shares; (v) 0.40% of average daily net assets for Retirement Class shares; and (vi) 0.15% of average daily net assets for Class W shares of the Fund. These expense reimbursement arrangements will continue through at least July 31, 2025, unless changed with approval of the Board of Trustees.
[3]	Teachers Advisors, LLC has contractually agreed to waive and/or reimburse Class W’s Management fees and Other expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses, Trustee expenses and extraordinary expenses) in their entirety. Teachers Advisors, LLC expects these waiver and/or reimbursement arrangements to remain in effect indefinitely, unless changed or terminated with approval of the Board of Trustees.

Expense Example

	Class A	Class I	Premier Class	Class R6	Retirement Class	Class W
1 year	$48	$16	$28	$12	$38	$0
3 years	$151	$52	$87	$39	$119	$0
5 years	$263	$90	$152	$68	$208	$0
10 years	$591	$205	$343	$154	$468	$0

Ashley Vroman-Lee
July 18, 2024

Performance

ANNUAL TOTAL RETURNS for CLASS R6 Shares (%)†

Nuveen Money Market Fund

†	The year-to-date return as of the most recent calendar quarter, which ended on June 30, 2024, was 2.64%.

Best quarter: 1.33%, for the quarter ended December 31, 2023. Worst quarter: 0.00%, for the quarter ended March 31, 2014.

Ashley Vroman-Lee
July 18, 2024

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Class R6	7/1/1999
Return before taxes		5.05%	1.80%	1.18%
Class I	12/4/2015
Return before taxes		5.01%	1.79%	1.17%#
Premier Class	9/30/2009
Return before taxes†		4.91%	1.71%	1.08%
Retirement Class	3/31/2006
Return before taxes†		4.83%	1.69%	1.05%
Class A	3/31/2006
Return before taxes†		4.70%	1.59%	0.97%
iMoneyNet Money Fund Averages™—All Government (reflects no deductions for fees, expenses or taxes)		4.76%	1.62%	1.01%

Current performance of the Fund’s shares may be higher or lower than that shown above.

#	The performance shown for Class I that is prior to its inception date is based on performance of Class R6. The performance for these periods has not been restated to reflect the actual expenses of Class I. If these actual expenses had been reflected, the performance of the Class I shown for these periods would have been different because Class I has different expenses than Class R6.
†	Part or all of the Rule 12b-1 distribution fee of Class A and Premier Class and the service fee of the Retirement Class were being voluntarily waived in order to keep the yield of these classes at a minimum of zero. These waivers are voluntary and may be terminated at any time. Advisors is also contractually reimbursing certain expenses through at least July 31, 2025, unless changed with the approval of the Board of Trustees. Without these waivers and reimbursements, total returns would have been lower and expenses would have been higher.

For the Fund’s most current 7-day yield, please call the Fund at 800-842-2252.

Ashley Vroman-Lee
July 18, 2024

Nuveen Real Estate Securities Select Fund

Fees

SHAREHOLDER FEES (fees paid directly from your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	0%	0%	0%	0%
Maximum deferred sales charge (load)	0%	0%	0%	0%	0%
Maximum sales charge (load) imposed on reinvested dividends and other distributions	0%	0%	0%	0%	0%
Redemption or exchange fee	0%	0%	0%	0%	0%
Annual low balance account fee (for accounts under $1,000)	$15.00	0%	0%	0%	0%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Premier Class	Class R6	Retirement Class
Management fees	0.47%	0.47%	0.47%	0.47%	0.47%
Distribution (Rule 12b-1) fees	0.25%	—	0.15%	—	—
Other expenses	0.07%	0.14%	0.03%	0.03%	0.28%
Total annual Fund operating expenses	0.79%	0.61%	0.65%	0.50%	0.75%
Waivers and expense reimbursements[1]	—	—	—	—	—
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.79%	0.61%	0.65%	0.50%	0.75%

[1]	Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, LLC, has contractually agreed to reimburse the Fund for any Total annual Fund operating expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses and extraordinary expenses) that exceed: (i) 0.92% of average daily net assets for Class A shares; (ii) 0.72% of average daily net assets for Class I shares; (iii) 0.72% of average daily net assets for Premier Class shares; (iv) 0.57% of average daily net assets for Class R6 shares; and (v) 0.82% of average daily net assets for Retirement Class shares of the Fund. These expense reimbursement arrangements will continue through at least July 31, 2025, unless changed with approval of the Board of Trustees.

Expense Example

	Class A	Class I	Premier Class	Class R6	Retirement Class
1 year	$651	$62	$66	$51	$77
3 years	$813	$195	$208	$160	$240
5 years	$989	$340	$362	$280	$417
10 years	$1,497	$762	$810	$628	$930

Ashley Vroman-Lee
July 18, 2024

Performance

ANNUAL TOTAL RETURNS for CLASS R6 Shares (%)†

Nuveen Real Estate Securities Select Fund

†	The year-to-date return as of the most recent calendar quarter, which ended on June 30, 2024, was -2.91%.

Best quarter: 17.29%, for the quarter ended March 31, 2019. Worst quarter: -19.62%, for the quarter ended March 31, 2020.

Ashley Vroman-Lee
July 18, 2024

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Class R6	10/1/2002
Return before taxes		12.19%	8.17%	8.36%
Return after taxes on distributions		11.09%	6.93%	6.92%
Return after taxes on distributions and sale of Fund shares		7.37%	6.11%	6.28%
Class I	12/4/2015
Return before taxes		12.04%	8.03%	8.27%#
Premier Class	9/30/2009
Return before taxes		12.07%	8.01%	8.21%
Retirement Class	10/1/2002
Return before taxes		11.91%	7.91%	8.10%
Class A**	10/1/2002
Return before taxes		5.41%	6.61%	7.41%
S&P 500® Index (reflects no deductions for fees, expenses or taxes)		26.29%	15.69%	12.03%
FTSE Nareit All Equity REITs Index (reflects no deductions for fees, expenses or taxes)		11.36%	7.59%	7.95%

Current performance of the Fund’s shares may be higher or lower than that shown above.

#	The performance shown for Class I that is prior to its inception date is based on performance of Class R6. The performance for these periods has not been restated to reflect the actual expenses of Class I. If these actual expenses had been reflected, the performance of Class I shown for these periods would have been different because Class I has different expenses than Class R6.
**	The Class A average annual total returns have been restated to reflect a maximum up-front sales charge of 5.75% applicable to the purchase of Class A shares, which was effective as of May 6, 2024.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect during the periods shown and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(a), 401(k) or 403(b) plans or Individual Retirement Accounts (IRAs). After-tax returns are shown for only one class, and after-tax returns for other classes will vary.